Exhibit 4.5

TALLGRASS MLP GP, LLC

LONG-TERM INCENTIVE PLAN

EMPLOYEE EQUITY PARTICIPATION UNIT AGREEMENT

This Equity Participation Unit Agreement (“Agreement”) between Tallgrass MLP GP, LLC (the “Company”) and                     (the “Participant”), regarding an award (this “Award”) of                     Equity Participation Units (as defined in the Tallgrass MLP GP, LLC Long-Term Incentive Plan (the “Plan”)) granted to the Participant on                     , 20     (the “Grant Date”), such number of Equity Participation Units subject to adjustment as provided in the Plan, and further subject to the following terms and conditions:

1. Relationship to Plan. This Award is subject to all of the terms, conditions and provisions of the Plan and administrative interpretations thereunder, if any, which have been adopted by the Board or the Committee thereunder and are in effect on the date hereof. Except as otherwise provided herein, capitalized terms shall have the same meanings ascribed to them under the Plan.

2. Vesting Schedule; Settlement.

(a) As used herein the term “In-Service Date” means the date that the Pony Express Crude Oil Pipeline is initially placed into commercial service by Tallgrass Pony Express Pipeline, LLC (“PXP”) for the transport of crude oil from a point of origin in Guernsey, Wyoming and providing delivery to a point of destination in Cushing, Oklahoma.

(b) Except as otherwise provided herein or the Plan, the Equity Participation Units shall vest with respect to (i) 33 and 1/3% of the total number of Equity Participation Units subject to this Award (rounded up to the next whole Unit) on the later to occur of the In-Service Date or May 13, 2015, and (ii) 66 and 2/3% of the total number of Equity Participation Units subject to this Award (rounded up or down to the next whole Unit such that all remaining unvested Equity Participation Units are vested) on the later to occur of the In-Service Date or May 13, 2017; provided, however, that the Participant remains in continuous employment with the Company or its Affiliates through each applicable vesting date and such Equity Participation Units have not previously been forfeited as provided in Section 3 (with such period commencing on the Grant Date and ending on the applicable vesting date, the “Restricted Period”). Notwithstanding anything herein to the contrary, if the In-Service Date has not occurred by May 13, 2018 this Award will expire and terminate and no vesting of the Equity Participation Units will thereafter occur.

(c) Upon the occurrence of a Change of Control while the Participant remains in continuous employment with the Company or its Affiliates, all unvested Equity Participation Units shall vest as of the date of the Change of Control.

(d) Within 60 days following the vesting date with respect to an Equity Participation Unit, the Participant shall receive a Unit. Units will be evidenced, at the sole option and in the sole discretion of the Committee, either (i) in book-entry form in the Participant’s name in the Unit register of the Partnership maintained by the Partnership’s transfer agent or (ii) a unit certificate issued in the Participant’s name. Upon delivery of a Unit in respect of an Equity Participation Unit, such Equity Participation Unit shall cease to be outstanding in the Participant’s notional account described in Section 4.

3. Forfeiture of Award. Upon termination of the Participant’s employment with the Company or any of its Affiliates for any reason during the Restricted Period, all Equity Participation Units that have not vested in accordance with Section 2 as of such termination date shall be immediately forfeited by the Participant on such termination date.

4. Bookkeeping Account. During the Restricted Period, the Award of Equity Participation Units hereunder shall be evidenced by entry in a bookkeeping account maintained by the Partnership or its transfer agent.

5. Rights as Unitholder; Delivery of Units. Until delivery of Units as described in Section 2(d), the Participant shall have no rights as a unitholder as a result of the grant of Equity Participation Units hereunder, including the right to vote the Equity Participation Units. The Participant shall not be entitled to receive any distributions with respect to the Equity Participation Units unless the Participant receives a separate grant of Distribution Equivalent Rights. The Company shall not be obligated to deliver any Units if counsel to the Company determines that such sale or delivery would violate any applicable law or any rule or regulation of any governmental authority or any rule or regulation of, or agreement of the Partnership with, any securities exchange or association upon which the Units are listed or quoted. The Company shall in no event be obligated to take any affirmative action in order to cause the issuance or delivery of Units to comply with any such law, rule, regulation or agreement.

6. Assignment of Award. The Participant’s rights under this Agreement and the Plan are personal; no assignment or transfer of the Participant’s rights under and interest in this Award may be made by the Participant.

7. Withholding. No Units shall be delivered hereunder to or in respect of a Participant unless the amount of all federal, state and other governmental withholding tax requirements imposed upon the Company or an Affiliate with respect to the issuance of such Units has been remitted to the Company or an Affiliate or unless provisions to pay such withholding requirements have been made to the satisfaction of the Committee. The Committee may make such provisions as it may deem appropriate for the withholding of any taxes which it determines is required in connection with this Award. The Participant may pay all or any portion of the taxes required to be withheld by the Company or an Affiliate or paid by the Participant in connection with the vesting of all or any portion of this Award by delivering cash, or, with the Committee’s approval, by electing to have the Company or an Affiliate withhold Units, or by delivering previously owned Units, having a Fair Market Value equal to the amount required to be withheld or paid. The Participant may only request the withholding of Units having a Fair Market Value equal to the statutory minimum withholding amount. The Participant must make the foregoing election on or before the date that the amount of tax to be withheld is determined.

8. No Employment Guaranteed. No provision of this Agreement shall confer any right upon the Participant to continued employment with the Company or any Affiliate.

9. Governing Law. This Agreement shall be governed by, construed, and enforced in accordance with the laws of the State of Delaware.

10. Amendment. This Agreement cannot be modified, altered or amended, except by an agreement, in writing, signed by both the Company and the Participant.

11. Section 409A.

(a) The Equity Participation Units granted pursuant to this Agreement are intended to comply with or be exempt from Code Section 409A, and ambiguous provisions hereof, if any, shall be construed and interpreted in a manner consistent with such intent. No payment, benefit or consideration shall be substituted for the Equity Participation Units if such action would result in the imposition of taxes under Code Section 409A. Notwithstanding anything in this Agreement to the contrary, if any Plan provision or this Agreement results in the imposition of an additional tax under Code Section 409A, that Plan provision or provision of this Agreement shall be reformed, to the extent permissible under Code Section 409A, to avoid imposition of the additional tax, and no such action shall be deemed to adversely affect the Participant’s rights to the Equity Participation Units.

(b) Notwithstanding any provision of the Agreement to the contrary, if the Participant is identified by the Company as a “specified employee” within the meaning of Code Section 409A(a)(2)(B)(i) on the date on which the Participant has a “separation from service” (other than due to death) within the meaning of Treasury Regulation § 1.409A-1(h), any Equity Participation Units payable or settled on account of a separation from service that are deferred compensation subject to Code Section 409A shall be paid or settled on the earliest of (i) the first business day following the expiration of six months from the Participant’s separation from service, (ii) the date of the Participant’s death, or (iii) such earlier date as complies with the requirements of Code Section 409A.

(c) For all purposes of this Agreement, the Participant shall be considered to have terminated employment with the Company and its Affiliates when the Participant incurs a “separation from service” with the Company within the meaning of Treasury Regulation § 1.409A-1(h).

TALLGRASS MLP GP, LLC

Date:	By:
Name:
Title:

The Participant hereby accepts the foregoing Agreement, subject to the terms and provisions of the Plan and administrative interpretations thereof referred to above.

PARTICIPANT:

Date:	[Name]